Exhibit 99.5

Cherokee County (GA) District Attorney, Blue Ridge Judicial Circuit, Joins
Growing Number of DAs Transforming Digital Evidence Management with NICE
Evidencentral

Streamlining the management of digital evidence will enable the County to provide justice for victims while prosecuting cases more efficiently

Hoboken, N.J., November 16, 2022 - NICE (Nasdaq: NICE) today announced that the Office of the District Attorney, Blue Ridge Judicial Circuit (Cherokee County, Georgia), will be deploying NICE Justice, one of the cloud solutions in NICE's Evidencentral platform, to digitally transform how it manages evidence. In recent years, digital evidence has dramatically increased, leading to the need to accelerate the process of receiving evidence from law enforcement and providing discovery to defense attorneys.

Part of the Evidencentral cloud-based platform, NICE Justice digitally transforms how prosecutors, investigators, victim advocates, and other office staff receive, interact with, manage and share digital evidence of all types and formats, providing a single place and view of the truth from incident to court. It automates processes and streamlines methods of managing digital evidence, from evidence intake, investigation and storage to discovery and trial preparation. Freed of dealing with discs, drives, emails, and logging into multiple systems to manage and prepare evidence, staff can focus on building and presenting compelling cases, to get to the truth faster.

Shannon Wallace, District Attorney, Blue Ridge Judicial Circuit, said, "Our prosecution approach has always been victim-centered, and this new system will enable us to better and more efficiently serve those who have been impacted by crime. It is imperative that we have an effective system to manage digital evidence, which is essential in nearly all our cases. From dashcam video to surveillance cameras, cell phones to laptops, so much evidence is in a digital format that requires special care, adequate storage, security, and the ability to download from law enforcement agencies as well as export as discovery to defense attorneys. Through NICE Justice, we can streamline processes that lead to faster case resolutions, greater transparency, improved collaboration, and better service and fair prosecution in a timely manner to the citizens of Cherokee County, all while ensuring that justice is served efficiently and effectively. We are so appreciative of our Board of Commissioners for approving funding for this phenomenal system."

Chris Wooten, Executive Vice President, NICE, said, "Our Evidencentral platform is helping all types of public safety and criminal justice agencies transform digital evidence management, from collection and preparation to disclosure and presentation. For district attorneys' offices in particular, digital evidence is at the center of the work assistant district attorneys do every day. NICE Justice transforms every aspect of how digital evidence is collected, analyzed and shared, so district attorney’s offices can manage the volumes of evidence more efficiently, arrive at the truth faster, and get back to the important work of seeking justice for those impacted by crime."

With NICE Justice, all digital evidence is stored in one place and uploaded video evidence is automatically transcoded to a playable format. The system provides time-saving tools to assist with trial prep, including transcription, video clip and timeline creation, and redaction. In addition, instead of spending hours copying, preparing, and sending discovery, staff members can share evidence with defense attorneys through a fully electronic, trackable process.

To learn more about NICE's digital transformation solutions for Public Safety and Justice:

•	Visit the NICE website by clicking here.
•	Email PSInfo@NICE.com for more information.

About the Office of the District Attorney, Blue Ridge Judicial Circuit, Cherokee County, GA
The Office of the District Attorney is committed to seeking justice, acting with integrity, and collaborating with partner agencies in the criminal justice system in order to protect the citizens of Cherokee County and the State of Georgia. Staffed by prosecutors, investigators, victim advocates, and other professionals, the Office receives more than 2,400 cases for prosecution each year, including felony cases and juvenile court. Cherokee County is located about 30 miles north of Atlanta. www.cherokeega.com/District-Attorneys-Office

NICE Public Safety & Justice
With over 3,000 customers and 30 years of experience, NICE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. NICE’s Evidencentral platform features an ecosystem of integrated technologies that bring data together to give a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NICE also helps everyone work better together, so justice flows more smoothly, from incident to court. https://www.nicepublicsafety.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.